UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Keithley Instruments, Inc.
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
487584 10 4
(CUSIP Number)
Joseph P. Keithley
28775 Aurora Road
Solon, Ohio 44139-1891
(440) 248-0400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 29, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	487584 10 4	Page	2	of	7

1.	NAMES OF REPORTING PERSONS: I.R.S. Identification Nos. of Above Persons (entities only): Joseph P. Keithley

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ohio

	7.	SOLE VOTING POWER:

NUMBER OF		2,741,724

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,741,724

WITH	10.	SHARED DISPOSITIVE POWER:

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,741,724

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	16.85%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	487584 10 4	Page	3	of	7

1.	NAMES OF REPORTING PERSONS: I.R.S. Identification Nos. of Above Persons (entities only): 34-1581748 Keithley Investment Co. Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ohio

	7.	SOLE VOTING POWER:

NUMBER OF		1,954,816

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,954,816

WITH	10.	SHARED DISPOSITIVE POWER:

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,954,816

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	12.38%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	487584 10 4	Page	4	of	7
     This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) relates to the common shares, without par value (the “Common Shares”), of Keithley Instruments, Inc., an Ohio corporation (the “Company”), and is primarily filed to reflect changes to the initial Schedule 13D dated April 12, 1988 (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D dated February 5, 1990 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D dated March 9, 1991 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D dated November 15, 1997 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D dated February 27, 2004 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D dated March 9, 2009 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D dated March 12, 2009 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D dated December 8, 2009 (“Amendment No. 7”), and Amendment No. 8 to Schedule 13D dated April 9, 2010 (“Amendment No. 8” and, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, the “Prior Amendments”). Except as otherwise reflected in this Amendment No. 9, there have been no material changes to the information contained in the Original 13D, as amended by the Prior Amendments.
ITEM 4. PURPOSE OF TRANSACTION.
     Item 4 of the Schedule 13D is hereby amended as follows:
     On September 29, 2010, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Danaher Corporation (“Danaher”) and Aegean Acquisition Corp., an indirect wholly-owned subsidiary of Danaher (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, the Company will merge with and into Merger Sub, with the Company continuing as the surviving corporation and an indirect wholly-owned subsidiary of Danaher (the “Merger”). At the effective time and as a result of the Merger, each Common Share and Class B Share will be converted into the right to receive $21.60 per share in cash payable by Danaher.
     The Family Partnership has agreed to vote in favor of the Merger.
     The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2 hereto, and is incorporated herein by reference.
     The information set forth in Item 6 is hereby incorporated by reference into this Item 4.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     Item 5 of the Schedule 13D is hereby amended as follows:
     The following table shows the number and percentage of Common Shares beneficially owned by each of the Investors and by the Investors as a group as of September 29, 2010.

Name	Common Shares		Percent of Class
Family Partnership	1,954,816	(1)	12.38%
Joseph P. Keithley	2,741,724	(2)	16.85%
Investors as a group	2,741,724		16.85%

(1)	Represents 1,954,816 Common Shares issuable upon the conversion of 1,954,816 Class B Shares.

CUSIP No.	487584 10 4	SCHEDULE 13D	Page	5	of	7

(2)	Includes (a) 1,954,816 Common Shares issuable upon the conversion of 1,954,816 Class B Shares owned by the Family Partnership, (b) 46,062 Common Shares issuable upon the conversion of 46,062 Class B Shares owned by the Joseph F. Keithley 1988 Family Trust, an Ohio trust of which Joseph P. Keithley is trustee, (c) 130,000 Common Shares issuable upon the conversion of 130,000 Class B Shares, (d) 453,725 Common Shares subject to options that are currently exercisable or that are exercisable within 60 days from the date of this Amendment No. 9, (e) 24,125 Common Shares issuable with respect to performance award units for the three year performance period that ended on September 30, 2010, based on an expected payout at 125% of target and (f) 2,448 Common Shares owned by Joseph P. Keithley’s wife. Joseph P. Keithley disclaims beneficial ownership of the Common Shares owned by his wife. All holders of Class B Shares are entitled to convert any or all of their Class B Shares into Common Shares at any time on a share-for-share basis. Each Class B Share is entitled to ten votes on all matters presented for a vote to the shareholders of the Company. Accordingly, the Investors are entitled to exercise approximately 61.5% of the voting power on all matters presented for a vote to the shareholders of the Company, including the election of directors.
     Except as otherwise described in this Amendment No. 9, the Investors have not engaged in any transactions in the Common Shares or the Class B Shares in the past 60 days.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     Item 6 of the Schedule 13D is hereby amended as follows:
     The Family Partnership has entered into a Voting Agreement, dated as of September 29, 2010, with Danaher and Merger Sub (the “Voting Agreement”) pursuant to which the Family Partnership has agreed to vote (or cause to be voted) in favor of the adoption of the Merger Agreement such number of its Class B Shares (or any Common Shares, Class B Shares or other voting securities of the Company that the Family Partnership acquires beneficial ownership of after September 29, 2010) that as of the relevant time shall equal 19.99% of the voting power (as such term is used in Chapter 1701 of the Ohio Revised Code) of the Company (the “Subject Shares”). In addition, the Family Partnership agreed to vote (or cause to be voted) the Subject Shares against (i) any proposal that would result in a breach by the Company of the Merger Agreement, or (ii) any action or agreement that is intended to, or would be reasonably likely to, impede, interfere with, delay, postpone or attempt to discourage the Merger, including, but not limited to: (A) the adoption or approval by the Company of any Company Takeover Proposal (as defined in the Merger Agreement); (B) any amendment of the Company’s articles of incorporation or code of regulations; (C) any material change in the present capitalization or dividend policy of the Company; or (D) any other material change in the Company’s corporate structure or business. The Family Partnership also granted Merger Sub an irrevocable proxy to vote the Subject Shares on the foregoing matters.
     The Family Partnership also agreed not to sell, transfer, pledge, assign or otherwise dispose of its shares or enter into any other voting agreement or convert the Family Partnership’s Class B Shares into Common Shares. These obligations terminate upon the earlier of the termination of the Merger Agreement or the Effective Time (both as indicated in the Merger Agreement) or, at the option of the Family Partnership, the execution or granting of any amendment, modification, change or waiver with respect to the Merger Agreement that results in any decrease in the price to be paid per share for the Common Shares and/or Class B Shares or any changes in the form of consideration to be received by the holders of such shares in the Merger or is otherwise adverse to the shareholders of the Company.
     The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as Exhibit 3 hereto, and is incorporated herein by reference.

CUSIP No.	487584 10 4	SCHEDULE 13D	Page	6	of	7
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1.	Agreement among the Investors to file a joint statement on Schedule 13D

2.	Agreement and Plan of Merger, dated September 29, 2010, by and among Danaher, the Company and Merger Sub, which is incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed by the Company on September 29, 2010

3.	Voting Agreement, dated September 29, 2010, by and among Danaher, Merger Sub and Keithley Investment Co. Limited Partnership, which is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed by the Company on September 29, 2010

CUSIP No.	487584 10 4	SCHEDULE 13D	Page	7	of	7
SIGNATURES
     After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct as of October 5, 2010.

KEITHLEY INVESTMENT CO. LIMITED PARTNERSHIP, an Ohio limited partnership
By:	/s/ Joseph P. Keithley
Joseph P. Keithley, its sole general partner

/s/ Joseph P. Keithley
Joseph P. Keithley